Exhibit 99.17

VIA EMAIL

PRIVILEGED AND CONFIDENTIAL

To:

The Board of Directors of Procaps Group, S.A. (the “Board”)

Procaps Group, S.A

9, rue De Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

(the “Company” or “Procaps”)

September 3, 2024

Dear Sirs:

Dear Board Members,

Hoche Partners Pharma Holding S.A. (“Hoche”), has just read the Company’s press release dated as of September 3, 2024, and sadly realized that all our concerns made to the Board have become a reality.

Several commercial and legal questions arise by reading the document:

1.	Why only inform the market on the H1 performance in September 2024? The Company has a track record of hiding or postponing negative news to the market.

2.	The Company’s performance only confirms what Hoche has said so many times to the Board: the Company and its minority shareholders are paying the price of terrible management and borderline unethical management practices by the previous management. Having high stocks in trade as of September 2024, coming from previous years, only reflects that prior management passed inventory to the distributors on purpose to increase sales and EBITDA shown to shareholders that was not a reflection of real sales. This is a totally unacceptable business practice and also highly problematic from an ethical point of view. Passing inventory to the trade that is not a reflection of real final demand for the Company’s products constitutes an “artificial increase of sales of the company” or, what is the same, showing an artificially higher EBITDA than the real one, impacting the valuation of the Company by market participants. This is a very serious legal and accounting problem.

3.	On top of the above, 4 months have passed, and neither the public, nor minority shareholders have any visibility about the scope, amounts involved, and results of the investigation. We only know that the auditors cannot give an opinion on the Company’s financials because they have lost trust in the previous management and the controlling shareholder, who still occupies positions on the Board. We don’t know the amounts involved and if there was fraud or not in the Company. For the benefit of the Company, we tried through the Luxembourg court to appoint an independent ad-hoc administrator to oversee the investigation. This would have helped to resolve the issue and re-establish trust. Unfortunately, you opposed this obvious trust-building move, much to the detriment of the Company and its shareholders.

4.	It seems that without the forced delay in bank payments, not consulted with the banks, the Company would be bankrupt.

5.	Finally, we have the right to ask what has been the value that the new CEO, designated by the controlling shareholder, and who seems to report only to them, has brought to the Company? We see that performance is now worse than the bad performance of previous years.

Your letter seems to be a feeble and insincere attempt to gloss over the dire situation the Company continues to face.

Sincerely,

/s/Alejandro Weinstein

By:      Alejandro Weinstein, on behalf of Hoche Partners Pharma Holding S.A.